SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                -----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                               Newport Corporation
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                                (Name of Issuer)

                    Common Stock, par value $0.1167 per share
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                         (Title of Class of Securities)

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                                   651824 10 4
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                                 (CUSIP Number)

                             Seth H. Hoogasian, Esq.
                                 General Counsel
                           Thermo Electron Corporation
                                 81 Wyman Street
                          Waltham, Massachusetts 02451
                                 (781) 622-1000


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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 16, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

======================                                         =================
CUSIP NO. 651824 10 4                   13D                    PAGE 2 OF 8 PAGES
======================                                         =================

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================================================================================
           1
                        NAMES OF REPORTING PERSONS
                        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
                        ONLY)

                        Thermo Electron Corporation
                        04-2209186

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           2
                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a)[ ]
                                                                        (b)[X]
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           3
                        SEC USE ONLY
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           4
                        SOURCE OF FUNDS

                        SC

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           5
                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

                        PURSUANT TO ITEMS 2(d) or 2(e)                     [ ]

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           6
                        CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
================================================================================

                                7        SOLE VOTING POWER
    NUMBER OF SHARES
     BENEFICIALLY                        3,220,300
     OWNED BY EACH        --------- --------------------------------------------
    REPORTING PERSON
          WITH                  8        SHARED VOTING POWER

                                         0
                          --------- --------------------------------------------

                                9        SOLE DISPOSITIVE POWER

                                         3,220,300
                          --------- --------------------------------------------

                                10       SHARED DISPOSITIVE POWER

                                         0
================================================================================
           11
                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        3,220,300
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           12
                        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                        SHARES                                             [ ]
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           13
                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        7.6%
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           14
                        TYPE OF REPORTING PERSON

                        CO
================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.    Security of the Issuer.

     The securities to which this statement relates are the common stock, par value $0.1167 per share (the "Common Stock"), of Newport Corporation, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 1791 Deere Avenue, Irvine, California 92606.

Item 2.    Identity and Background.

     This statement is being filed by Thermo Electron Corporation, a Delaware corporation ("Thermo Electron"). Thermo Electron is sometimes referred to herein as the "Reporting Person".

     The principal business address and principal office address of the Reporting Person is 81 Wyman Street, Waltham, Massachusetts 02451.

     The Reporting Person is a leading provider of analytical instruments used in a broad range of applications, from life science, drug discovery, clinical, environmental and industrial laboratories to a variety of manufacturing processes and in-the-field applications, including those associated with safety and homeland security.

     Appendix A attached to hereto sets forth with respect to each executive officer and director of the Reporting Person the following information:

     (a)  name;
     (b)  business address;
     (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and
     (d)  citizenship.

     To the knowledge of the Reporting Person, there is no person who may be deemed to be a controlling person of the Reporting Person.

     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any executive officer or director of the Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

     The Common Stock acquired by the Reporting Person was acquired on July 16, 2004, in connection with the acquisition by the Company and certain of its direct/indirect wholly-owned subsidiaries of all of the issued and outstanding shares of capital stock of Spectra-Physics, Inc., Spectra-Physics Franklin, Inc., Spectra-Physics (UK) Limited, Spectra-Physics Rochester, Inc., Hilger Analytical Limited, Spectra-Physics Limited, Spectra-Physics Lasers Ltd., Spectra-Physics France S.A., and Spectra-Physics GmbH (collectively, the "SP Shares") from the Reporting Person and certain of its direct/indirect wholly-owned subsidiaries (the "Transaction"), pursuant to that certain Stock Purchase Agreement dated as of May 28, 2004 by and among (a) the Company, Birch Nantucket Holding Company, LLC, a Delaware limited liability company wholly-owned by the Company ("Holding"), and Newport Ltd., a company organized under the laws of England and a wholly-owned subsidiary of the Company ("NL"), on the one hand, and (b) the Reporting Person, Spectra-Physics, Inc., a Delaware corporation and a direct wholly-owned subsidiary of the Reporting Person, Life Sciences International, Inc. a Pennsylvania corporation and an indirect wholly-owned subsidiary of the Reporting Person, and Life Sciences International Limited, a company organized under the laws of England and Wales and an indirect wholly-owned subsidiary of the Reporting Person (collectively, the "Sellers"), on the other hand, as amended by that certain Amendment and Joinder dated as of July 16, 2004 (the "Agreement").

     Pursuant to the Agreement, the Reporting Person received 3,220,300 shares of the Company's Common Stock (having an approximate value of $50,000,000 as of the closing date for the Transaction) as partial consideration for the SP Shares. The Agreement is filed as Exhibit 99.1(a) and (b) hereto.

Item 4.    Purpose of Transaction.

     The following is a summary of the principal terms of the Transaction. This summary is qualified in its entirety by reference to the definitive agreements referred to herein and filed as exhibits hereto.

     The Agreement was entered into by the Company, Holding, NL and the Sellers as of May 28, 2004 (and was amended by the parties thereto as of July 16, 2004) as a means for the sale by the Reporting Person of substantially all of its optical technologies segment. The closing of the Transaction occurred on July 16, 2004 (the "Closing Date"). In connection with the closing of the Transaction, the Reporting Person received 3,220,300 shares of the Company's Common Stock (the "Shares").

     In connection with the Agreement, and as a condition to the closing of the Transaction, the Company and the Reporting Person entered into a Stockholder Agreement, dated July 16, 2004 (the "Stockholder Agreement"), which is attached hereto as Exhibit 99.2.

     Pursuant to the Stockholder Agreement, the Reporting Person agreed that it will not (a) offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any of the Shares, (b) enter into a transaction which would have the same effect, (c) enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares, or (d) publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement (unless, without in any way limiting the restrictions in clauses (a) through (d) above, in the reasonable judgment of the Reporting Person, such disclosure is required under Schedule 13D under the Securities

Exchange Act of 1934 (the "Exchange Act"), or by other legal or regulatory requirement). Such restrictions lapse as follows: (i) with respect to twenty-five percent (25%) of the Shares, on the six (6) month anniversary of the Closing Date; (ii) with respect to an additional twenty-five percent (25%) of the Shares, on the twelve (12) month anniversary of the Closing Date; and (iii) with respect to any remaining Shares, on the eighteen (18) month anniversary of the Closing Date.

     In addition, the Reporting Person agreed that (a) any private sale by it of a number of Shares that is greater than five percent (5%) of the total outstanding shares of Common Stock of the Company at that time shall be subject to the prior approval of the Company's board of directors, and (b) it will provide the Company with forty-eight (48) hours advance notice of (i) any block sale of more than five hundred thousand (500,000) Shares, or (ii) entry into any plan under Rule 10b5-1 of the Exchange Act covering more than five hundred thousand (500,000) Shares.

     Additionally, for a period commencing on the Closing Date and ending on the earlier of July 16, 2006 or the change of control (or proposed change of control) of the Company (the "Standstill Period"), the Reporting Person shall not, without the prior written consent of the Company or its board of directors,
(a) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, voting securities or direct or indirect rights to acquire any voting securities (i) during such time that the Reporting Person beneficially owns five percent (5%) or more of the voting power of the Company, or (ii) which when added to the shares of the Company's Common Stock received by it in the Transaction then owned by the Reporting Person, would result in the Reporting Person beneficially owning more than five percent (5%) of the voting power of the Company; (b) make, or in any way participate, directly or indirectly, in any "solicitation" of "proxies" to vote (as such terms are used in the Exchange Act), or seek to advise or influence any person or entity with respect to the voting of any voting securities of the Company; (c) make any public announcement with respect to, or submit a proposal for, or offer of (with or without conditions) any merger, business combination, recapitalization, restructuring or other extraordinary transaction involving the Company or any of its securities or material assets; (d) form, join or in any way participate in a "group" as defined in Section 13(d)(3) of the Exchange Act in connection with any of the foregoing; (e) otherwise act or seek to control or influence the management, board of directors or policies of the Company; (f) take any action that could reasonably be expected to require the Company to make a public announcement regarding the possibility of any of the events described in clauses
(a) through (e) above; or (g) request the Company, directly or indirectly, to amend or waive any provision of the foregoing. During the Standstill Period, such restrictions (other than those in clause (a) above) shall remain in effect during such time as the Reporting Person owns or controls five percent (5%) or more of the outstanding shares of Common Stock of the Company. In the event that during the Standstill Period, the Reporting Person owns or controls less than five percent (5%) of the outstanding shares of Common Stock of the Company, it shall continue to be subject to the restrictions in clause (a) above.

     Pursuant to the Stockholder Agreement, the Company agreed to (a) (i) file with the Securities and Exchange Commission ("SEC") and use commercially reasonable efforts to cause to become effective under the Securities Act of 1933 (the "Securities Act") within 120 days of the Closing Date a "shelf" registration statement relating to the resale by the Reporting Person of the Shares, and (ii) use commercially reasonable efforts to cause the "shelf" registration statement to remain continuously effective until the earliest of
(A) July 16, 2007 (subject to extension under certain conditions), (B) the date on which all of the Shares have been sold thereunder, and (C) the date on which the Company causes to be removed any restrictive legends from the stock certificates evidencing the Shares (the "Shelf Registration Period"); (b) to cooperate with the Reporting Person in connection with two underwritten offerings permitted to be requested by the Reporting Person; and (c) use commercially reasonable efforts to include the Shares in any registration statement filed by the Company with the SEC (other than in connection with a registration statement on Form S-4 or S-8 or any successor or substantially similar form) at any time prior to the expiration of the Shelf Registration Period (during the time that the "shelf" registration statement is effective and not suspended or withdrawn, such "piggyback" registration rights shall apply only to underwritten offerings).

     As a result of the Transaction, the Reporting Person no longer has an optical technologies segment and intends to focus on its two core segments, life and laboratory sciences and measurement and control. Accordingly, the Reporting Person expects to consummate the sale of shares of the Company's Common Stock from time to time in accordance with the Stockholder Agreement. Any such sales will be dependent upon then current market conditions and other relevant considerations, and may be made on the open market, in privately negotiated transactions or in one or more underwritten offerings. Except as described in this Item 4, the Reporting Person does not have any current plans or proposals that relate to or would result in any of the events described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer.

     (a) As a result of the transaction, the Reporting Person is the beneficial owner of 3,220,300 shares of the Company's Common Stock, representing approximately 7.6% of the outstanding shares of the Company's Common Stock. Except as set forth in this Item 5, to the best knowledge of the Reporting
Person, none of the parties named in Item 2 owns any shares of the Company's Common Stock.

     (b) The Reporting Person has the sole power to vote all of the shares of the Company's Common Stock beneficially owned by it. Subject to the terms of the Stockholder Agreement, as more fully described in Item 4 above, the Reporting Person has the sole power to dispose of all of the shares of the Company's Common Stock beneficially owned by it.

     (c) Except as described above in this Item 5 and in Item 4, which item is incorporated herein by reference, neither the Reporting Person nor, to the knowledge of the Reporting Person, any person named in Appendix A, has effected any transactions in the Company's Common Stock during the past 60 days.

     (d) None.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The responses to Item 3, Item 4, Item 5, the Agreement and the Stockholder Agreement are incorporated herein by reference.

Item 7.    Material to be Filed as Exhibits.

     The following documents are filed as Exhibits to this Schedule 13D.

     Exhibit No.      Description

     99.1(a) Stock Purchase Agreement, dated as of May 28, 2004, by and among the Company, Holding, NL and the Sellers.(1)

     99.1(b) Amendment and Joinder, dated as of July 16, 2004, by and among the Company, Holding, NL and the Sellers.

     99.2 Stockholder Agreement, dated as of July 16, 2004, by and between the Company and the Reporting Person.


-----------------------
 (1) Incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K (File No. 000-1649) of the Company.

                                    SIGNATURE

     After reasonable inquiry and to the best of its knowledge and belief, the Reporting Person certifies that the information set forth in this statement is true, complete and correct.

                               THERMO ELECTRON CORPORATION


                               /s/    Theo Melas-Kyriazi
Date: July 26, 2004            ________________________________________
                               By:    Theo Melas-Kyriazi
                               Its:   Vice President and Chief Financial Officer

                                   APPENDIX A

     The following individuals are executive officers or directors of Thermo Electron Corporation ("Thermo Electron"). Unless otherwise noted, all such individuals are citizens of the United States. Unless otherwise noted, the business address of each executive officer and director of Thermo Electron is 81 Wyman Street, Waltham, Massachusetts 02451.

John L. LaMattina:                            Director, Thermo Electron

     Mr. LaMattina is a senior vice-president of Pfizer Inc., a pharmaceutical company, and the president of Pfizer Global Research and Development. His business address is 50 Pequot Avenue, New London, Connecticut 06230.

Peter J. Manning:                             Director, Thermo Electron

     Mr. Manning is a director of Safety Insurance Group, Inc.

Jim P. Manzi:                                 Director, Thermo Electron

     Mr. Manzi is the managing director of Stonegate Capital, a firm he formed to manage his investments in technology start-up ventures primarily related to the Internet.

Robert A. McCabe:                             Director, Thermo Electron

     Mr. McCabe is the Chairman of Pilot Capital Corporation, a firm engaged in private investment. His business address is Pilot Capital Corporation, 444 Madison Avenue, Suite 2103, New York, New York 10022.

Robert W. O'Leary:                            Director, Thermo Electron

     Mr. O'Leary is the Chairman and Chief Executive Officer of Valeant Pharmaceuticals International, a research-based global pharmaceutical company. His business address is 3000 Hyland Avenue, Costa Mesa, California 92626.

Michael E. Porter:                            Director, Thermo Electron

     Dr. Porter is the Bishop William Lawrence University Professor at the Harvard Business School, and a leading authority on competitive strategy and international competitiveness. His business address is Harvard Business School, Soldiers Field Road, Boston, Massachusetts 02163.

Elaine S. Ullian:                             Director, Thermo Electron

     Ms. Ullian is president and chief executive officer of Boston Medical Center, a 550-bed academic medical center affiliated with Boston University. Her business address is Boston Medical Center, Talbot 1, One Boston Medical Center Plaza, Boston, Massachusetts 02118-2393.

Marijn E. Dekkers:                            Director, President and Chief
                                              Executive Officer,
                                              Thermo Electron

     Mr. Dekkers is a citizen of The Netherlands.

Guy Broadbent:                                Vice President, Thermo Electron

     Mr. Broadbent is a citizen of the United Kingdom.

Marc N. Casper:                               Senior Vice President,
                                              Thermo Electron; President,
                                              Life and Laboratory Sciences Group

Seth H. Hoogasian:                            Vice President, General Counsel
                                              and Secretary, Thermo Electron

Peter E. Hornstra:                            Corporate Controller and Chief
                                              Accounting Officer, Thermo
                                              Electron

Theo Melas-Kyriazi:                           Vice President and Chief Financial
                                              Officer, Thermo Electron

     Mr. Melas-Kyriazi is a citizen of Greece.

Stephen G. Sheehan:                           Vice President - Human Resources,
                                              Thermo Electron

Peter M. Wilver:                              Vice President - Financial
                                              Operations, Thermo Electron